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                                                                 Exhibit 99.1


                              [SAMUELS LETTERHEAD]


                                                           CONTACT:
                                                           Randy N. McCullough
                                                           President & CEO
                                                           Phone: 512-369-1445


FOR IMMEDIATE RELEASE



                SAMUELS JEWELERS, INC. NAMES LARRY CRAWFORD, CPA
                             CHIEF FINANCIAL OFFICER

Austin, Texas - March 21, 2001-- Samuels Jewelers, Inc., (Nasdaq OTC Bulletin Board SMJW), one of America's largest specialty retailers of fine jewelry, today announced the appointment of Larry Crawford as Chief Financial Officer (CFO) and Senior Vice President of the Company.

Mr. Crawford has over 20 years of broad-based experience in public and private accounting. His career includes five years with Price Waterhouse & Company, six years as Vice President of Finance and Operations for Anco Foods Corporation, a subsidiary of Kraft Foods and seven years as Vice President - Finance and CFO for Talon, Inc., a subsidiary of Coats Viyella plc.. Most recently, Mr. Crawford served as the CFO for Arzee Holding, Inc. a company that marketed, imported and distributed fine fashion accessories to top-tier clothing retailers in the U.S.

Commenting on the appointment of Mr. Crawford, Samuels' Chief Executive Officer, Randy McCullough said, "Samuels Jewelers is very fortunate to have someone with Larry's experience and talents fill this extremely important position. Larry will be instrumental in the Company's initiatives to improve its profitability by maximizing store level profitability and reviewing all overhead expenses.


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Mr. Crawford also commented on his appointment stating, "I am extremely excited to be a part of the Samuels' management team as we complete a review of the Company's entire operating expense structure, identifying necessary improvements to the bottom line through streamlining overhead at both the Corporate Office and in the field."

David Barr, who was previously fulfilling many of the duties of the Company's chief financial officer, will remain as Samuels' Chairman and continue to be involved in the Company's day to day operations with Mr. McCullough, Mr. Crawford and the rest of the management team.

Samuels Jewelers, Inc. currently operates 170 stores in 24 states throughout the country under the trade names Samuels Jewelers, Samuels Diamonds, Schubach Jewelers and C & H Rauch Jewelers, and online at www.Samuels.cc, www.SamuelsJewelers.com and www.JewelryLine.com.

Forward-looking statements in this press release and all other statements that are not historical fact are subject to risks and uncertainties, which may cause the company's performance to vary. Specific risks include, but are not limited to, industry competition factors and other risks identified in the Company's filings with the Securities and Exchange Commission.


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